
FILED

**IN THE DISTRICT COURT, FIRST JUDICIAL DISTRICT
COUNTY OF LARAMIE, STATE OF WYOMING**

Docket No. 2024-CV-0202917

CHUCK GRAY, Wyoming Secretary of State,)
)
            Petitioner,)
)
      vs.)
)
AMERICAN CRYPTOFED DAO, LLC)
)
           Respondent.)

**ORDER ON CROSS MOTIONS FOR SUMMARY JUDGMENT
AND RELATED MOTIONS**

[¶1] Wyoming is a leader in legal innovation. It was the first state to recognize limited liability companies and, more recently, the first to recognize decentralized autonomous organizations and the first to enact a legal framework for blockchain technologies. Taking advantage of this innovation, American CryptoFed DAO, LLC formed in Wyoming with plans to issue a token within the state.

[¶2] CryptoFed's aspirations eventually collided with Wyoming's securities laws. The Wyoming Secretary of State brought this action, arguing that CryptoFed's proposed token is a "security" under the Wyoming Uniform Securities Act and seeking to prohibit its unregistered issuance.

[¶3] Through cross motions for summary judgment, the Secretary and CryptoFed contest whether the token is a security. To resolve this contest, the court must apply a traditional legal framework to a cutting-edge technological innovation. Applying Wyoming's Uniform Securities Act to the undisputed material facts of this case, the court finds that the CryptoFed token is a security subject to registration requirements under current law.

BACKGROUND

Procedural Posture

[¶4] These proceedings began with a petition for permanent injunction filed on December 17, 2024 (FSX No. 75250542). That petition, filed under Wyo. Stat. § 17-4-603, sought a court order enjoining issuance of CryptoFed's Locke tokens in violation of the Wyoming Uniform Securities Act, Wyo. Stat. § 17-4-101 *et seq.* (the "WUSA").

1

The petition alleges that those tokens are "securities" and therefore must be registered before offer or sale. *Pet.* (relying on Wyo. Stat. §§ 17-4-102(a)(xxviii)(E), 301). Although the Secretary did not seek an injunction preventing issuance of Ducat tokens, his petition did allege that "CryptoFed and its plan to issue Locke and Ducat tokens constitute a common enterprise between CryptoFed, Locke token owners, and eventually Ducat token owners." *Id.* ¶ 20.

[¶5]   A few months after the petition, the case was assigned to the chancery court judge. *See Ord. of Assign.* (Mar. 25, 2025) (FSX No. 75933632). The case was eventually set for a trial to begin on March 16, 2026. (FSX No. 78343135).

[¶6]   Along the way, the court has denied three requests for dismissal filed by CryptoFed. *See Ord. Den. Mot. to Dism.* (May 16, 2025) (FSX No. 76290273), *Ord. Den. Mot. to Vac. Tr. Date and Deadlines & Mot. to Ext. the Disc. Deadline* (Oct. 17, 2025) (FSX No. 77338340), *Ord. Den. Mot. to Dism. Pet. for Perm. Inj. as Moot* (Nov. 24, 2025) (FSX No. 77857787).

[¶7]   After the court denied the first request for dismissal, CryptoFed counter-petitioned, seeking the opposite relief from that sought by the Secretary: a declaration under the WUSA that the Locke token is not a security and that CryptoFed may distribute the Locke token within Wyoming without violating the WUSA. *Resp't's Resp. & Cntr-Pet.* (May 29, 2025) (FSX No. 76363516), pgs. 7-10

[¶8]   The parties have also filed several pending motions, some of which overlap with the orders just mentioned. In addition to the cross motions for summary judgment summarized below, the parties have filed the following:

- *Motion for Partial Summary Judgment* filed by CryptoFed on November 21, 2025 (FSX No. 77845804), seeking dismissal of these proceedings on account of CryptoFed's dissolution;
- *Motion in limine* filed by the Secretary on January 16, 2026 (FSX No. 78234338), requesting exclusion of testimony by Secretary Gray and Joe Rubino;
- *Motion in limine* filed by CryptoFed on January 16, 2026 (FSX No. 78231859) seeking exclusion of evidence of the Ducat token during trial; and
- *Request for Issuance of Order on Motion in Limine and Motion for Leave to File a Supplemental Motion for Summary Judgment Solely Focusing on the Two-Token System of Locke and Ducat* filed by CryptoFed on January 28, 2026 (FSX No. 78326419).

[¶9]   The dispute will be fully resolved by granting the Secretary's cross motion for summary judgment. As some of the other pending motions cover the same ground as the briefing on the cross motions for summary judgment, the court will resolve those pending motions together in this order.

Undisputed Material Facts

[¶10]   The parties agree on almost all facts at issue in this case, and as described below, agree on all facts material to this summary judgment order. Both sides filed Rule 56.1 statements in support of their motions and in response to the other side's motion. The Secretary challenged none of the facts presented in CryptoFed's statement, and CryptoFed did not challenge any material facts in the Secretary's statement.[1] Neither side challenged whether any fact was properly presented in a form that would be admissible in evidence. The court therefore considers the following facts undisputed and grants summary judgment accordingly. W.R.C.P. 56(e)(2)-(3).

[¶11]   American CryptoFed DAO, LLC, was formed on July 1, 2021. *Pet.'s 56.1 Stat.* (FSX No. 77893884), ¶ 1; *Resp't's 56.1 Stat.* (FSX No. 77891918), ¶ 1. CryptoFed is a single-member DAO. *Pet.'s 56.1 Stat.,* ¶ 4. MShift, Inc., a Delaware corporation domesticated in Wyoming in 2024, is CryptoFed's founder and sole member. *Id.* ¶¶ 4-6; *Pet.'s Mem. Supp. Mot. Summ. J., Ex.* 3, ¶ 4.1. CryptoFed adopted an operating agreement, designated its Constitution, which became effective on September 15, 2021. *Pet.'s 56.1 Stat.,* ¶ 3; *Resp't's 56.1 Stat.,* ¶ 6. As described below, CryptoFed's Constitution frames in some detail its planned operation that aimed to accomplish its "mission": "[t]o create and maintain a monetary system with zero inflation, zero deflation and zero transaction costs." *Pet.'s Mem. Supp. Mot. Summ. J.,* Ex. 3, ¶ 1.

CryptoFed's Constitution

[¶12]   Under CryptoFed's Constitution, MShift's "powers and rights" were to "completely and irreversibly become delegated to Locke token holders" "automatically" and "effective immediately" once "the U.S. Securities and Exchange Commission (SEC) declare[d] the effectiveness of CryptoFed's Form S-1 filing for Locke and Ducat token registration." *Id.* at Ex. 3, ¶ 4.1.

[¶13]   CryptoFed's Constitution outlines its plan of accomplishing its mission. Central to that plan was the issuance of two closely related tokens: Locke first, then Ducat. *Id.* at Ex. 3, ¶ 3. In this proceeding, the Secretary seeks an injunction preventing issuance of the Locke token.

[¶14]   The Constitution describes Locke as a "governance token with a maximum authorized finite number of 10 trillion" that would be "used to stabilize Ducat" and

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[1] The Secretary challenged none of the facts presented in CryptoFed's Rule 56.1 statement. (FSX No. 78058957). Although CryptoFed disputed some facts in response to the Secretary's motion, the court finds none of those disputes to be material and finds that some of the challenged statements are not factual. (FSX No. 78041082) (disputing the scope of this action, SEC proceedings, dates and characterization of pre-suit discussions between the parties, and whether CryptoFed anticipated or relied on the tokens being securities—all of which the court finds irrelevant to the controlling question of whether the tokens are securities under the WUSA—as well as the clarity of CryptoFed's constitution, the plain text of which the court can interpret).

"to participate in network rulemaking and decision making." *Id.* at Ex. 3, ¶ 3.2. The Constitution apportions initial allocation of those 10 trillion tokens as follows:

- 25% for MShift as the founding organization,
    - Some of this 25% would be used to compensate contributors
    - One-fifth of this 25% (i.e. 5% of the 10 trillion) would be used "to maintain, defend and protect the intellectual properties which will be permanently, exclusively, and irreversibly, free of charge, licensed to CryptoFed"
- 10% for merchants,
- 10% for non-merchant contributors,
- 10% for refundable auctions on crypto exchanges for price discovery,
- 5% for R&D, and
- 40% for the purpose of open market operations.

Id. at Ex. 3, ¶ 14.1.

[¶15]   Regarding the R&D funds, the Constitution provides that

> CryptoFed will grant R&D funds, free of charge, to projects on the CryptoFed Blockchain that benefit the Ducat economy, including but not limited to, decentralized exchanges, price index calculations, accounting services, universal identity verification, voting mechanisms, secure email, social media, health care insurance, human resource management and other projects proposed by Locke tokens. The projects and associated budgets require the approval of a simple majority of Locke tokens through a valid vote.

Id. at Ex. 3, ¶ 14.5.

[¶16]   CryptoFed's Constitution also included a contingency plan of how to deploy Locke tokens if the SEC classified Locke tokens as securities. *Id.* at Ex. 3, ¶ 14.6. In that event, "the initial allocation of Locke tokens will be treated as an equity incentive, free of charge." *Id.* The Constitution nonetheless acknowledged that CryptoFed would receive value from such an allocation: "By holding Locke tokens, the recipients by definition contribute to the CryptoFed monetary system, because the CryptoFed token economy depends on mass adoption to generate a network effect and overcome the hurdles of collective action." *Id.*

[¶17]   Aside from this initial allocation, Lock tokens could also be "earned by providing services and goods to CryptoFed" or "purchased either through refundable auctions or on crypto exchange markets." *Id.* at Ex. 3, ¶ 15.3. Cryptofed "is a fully permissionless, token-based organization" meaning that "[a]ny individual or entity" with a qualifying bank or crypto exchange account "can buy Locke and Ducat tokens." *Id.* at Ex. 3, ¶ 4.5. "Locke and Ducat tokens can be traded" without permission "on compliant crypto exchanges." *Id.*

[¶18]   Regardless of how acquired, Locke tokens were to come with "voting power on the future of CryptoFed." *Id.* at Ex. 3, ¶ 4.6. Locke tokens are thus described to "represent citizenship, not ownership." *Id.* Locke token holders would be able to weigh in a variety of issues, including:

- Changing CryptoFed's mission (*Id.* at Ex. 3, ¶ 1);
- Changing the number of Locke tokens that may be issued (*Id.* at Ex. 3, ¶ 3.2);
- Issuing a business source license for unspecified source code (*Id.* at Ex. 3, ¶ 4.7);
- Requesting that MShift defend intellectual property rights (*Id.* at Ex. 3, ¶ 4.7);
- Changing the interest rate paid to holders of Ducat tokens (*Id.* at Ex. 3, ¶ 6.2);
- Changing compensation to entities issuing CryptoFed co-branded crypto-wallets (*Id.* at Ex. 3, ¶ 7.4);
- Changing the rate or other details of Ducat purchase rewards (*Id.* at Ex. 3, ¶ 8.2);
- Adding or changing transaction fees for accepting Ducat tokens as payment for goods and services (*Id.* at Ex. 3, ¶ 9);
- Changing the incentives offered to encourage cities, counties, and states to accept Ducat tokens as sales tax payment (*Id.* at Ex. 3, ¶ 10);
- Approving a price index created by CryptoFed (*Id.* at Ex. 3, ¶ 12.2);
- Approving disbursement of funds to research and development projects that "benefit the Ducat economy" (*Id.* at Ex. 3, ¶ 14.5);
- Whether to mint Ducat tokens and give them to CryptoFed's service providers (*Id.* at Ex. 3, ¶ 16.3); and
- Any other amendments to the Constitution (*Id.* at Ex. 3, ¶ 17.4).

[¶19]   Votes on these issues generally require only a simple majority of outstanding Locke tokens, although some matters require a special majority or unanimous consent. *Id.* at Ex. 3, ¶ 17.4. The "undistributed and unissued Locke token quota in the initial allocation will not be minted until they are distributed." *Id.* at Ex. 3, ¶ 16.4. And "Locke tokens belonging to CryptoFed Group Treasury" would "have no voting power." *Id.* at Ex. 3, ¶ 17.3.

[¶20]   CryptoFed aimed to decentralize within four years of its founding. *Id.* at Ex. 3, ¶ 17.1. By September of 2024, the MShift founding team was to have reduced its "collective ownership to 15% or less out of the maximum authorized finite Locke tokens of 10 trillion" and starting September of last year, the "founding team's collective voting power out of the total Locke tokens outstanding" was to be "reduced 1% annually until the cumulative voting power" was "reduced to 10% or less, independent of the founding team's total actual ownership of Locke tokens." *Id.*

[¶21]   Aside from this founding team, "no individual or entity (including their affiliates)" could—even when owning more than 2% of all minted and active Locke tokens—"exercise more than 2% voting power out of the total Locke tokens outstanding[.]" *Id.* at Ex. 3, ¶ 17.2.

[¶22]   Besides governance, Locke tokens would also be used to stabilize the price of Ducat tokens through "open market operations" that would be "equivalent to the Federal Reserve's open market operations" for the US Dollar: "the practice of buying and selling between Locke and Ducat on open crypto exchange markets in order to regulate the money supply of Ducat so that the Target Equilibrium Exchange Rate between Ducat and USD is maintained and only fluctuates within the 2% variation range[]." *Id.* at Ex. 3, ¶ 13.1.

[¶23]   CryptoFed also planned to stabilize the price of Locke:

> CryptoFed must buy back Locke tokens whenever the Locke's price falls 3% below its previous price for a 24-hour period or falls 5% below its previous price for a 1-hour period. Whenever the Locke's price falls 30% below its previous price for a 24-hour period, CryptoFed has the authority to use all CryptoFed's USD-pegged stablecoins held in reserve to buy back Locke tokens.

Id. at Ex. 3, ¶ 13.2.

[¶24]   CryptoFed also planned to use "proceeds from Locke refundable auctions and Ducat sales in the form of USD-pegged stablecoins" that would be "reserved for buying back Locke." *Id.* at Ex. 3, ¶ 16.1. Some Locke tokens would be "burnt (destroyed) automatically" during "the process of open market operations." *Id.* at Ex. 3, ¶ 16.2.

[¶25]   CryptoFed's Ducat token was described as "[a]n inflation and deflation protected stable token with unlimited issuance, constrained by zero inflation and zero deflation" that would be "used for pricing goods and services, daily transactions, accounting and as a store of value." *Id.* at Ex. 3, ¶ 3.1. Ducat would be "launched" only when its Locke token price held a value of $0.10 USD during each day of one month. *Id.* at Ex. 3, ¶ 15.6.

[¶26]   As a decentralized autonomous organization, CryptoFed required certain services up front to realize its planned operations. *Resp't's 56.1 Stat.*, ¶ 8 ("In order to attain its desired ends, CryptoFed must employ some technological methodologies as means, e.g. pathway. The means to satisfy and arrive at CryptoFed's ends, are called services to CryptoFed.").

[¶27]   In particular, CryptoFed needed to "distribute its Locke governance tokens to a mass of contributors on a large scale." *Id.* ¶ 9. Receipt of Locke tokens during its initial allocation would, therefore, constitute a valuable service for the DAO: "Thus, simply by receiving Locke governance tokens from CryptoFed, free of charge, CryptoFed's Contributors will perform one of the most indispensable services on behalf of CryptoFed, in order that CryptoFed can move closer and closer towards a decentralized entity, e.g. a true DAO." *Id.* CryptoFed describes these services as "decentralizing services." *Id.* ¶ 10.

[¶28]   Locke token holders would also perform "voting" and "proposal" services, including abstentions, that would "have important impacts on CryptoFed's prosperity and survivability in the future[.]" *Id.* As to proposal services: "Locke tokens have rights to publish proposals as well as to campaign support for, or opposition to proposals for voting. Once a proposal is supported by more than 10% of the total Locke tokens outstanding, the proposal will be voted on and recorded on the CryptoFed Blockchain within 30 days." *Pet.'s Mem. Supp. Mot. Summ. J.,* Ex. 3, ¶ 17.5.

[¶29]   Decentralizing and voting and proposing services served material ends in CryptoFed's planned operation: "The Voting and Proposing Services will also be immediately and directly serviceable in the satisfaction of CryptoFed's ends. Upon casting votes and making proposals by their own autonomy, CryptoFed's Contributors will enable CryptoFed to attain CryptoFed's ends of governance through decentralization[.]" *Resp't's 56.1 Stat.,* ¶ 10.

[¶30]   CryptoFed's Constitution disclaims all liability for the DAO's initial development team, including MShift, purporting to prevent any legal action against them. *Pet.'s Mem. Supp. Mot. Summ. J., Ex. 3,* ¶ 4.8. The Constitution notes that (1) CryptoFed carries no insurance benefiting its token holders, that (2) participation in the DAO's monetary system is voluntary and that (3) "all token holders, by holding either Locke or Ducat tokens, understand that CryptoFed Participation involves high risks, including, but not limited to, serious damage and loss." *Id.* Further, "Ducat and Locke token holders agree to accept all risks of CryptoFed Participation, with full knowledge of the risks involved, and to the fullest extent permitted by law, automatically and voluntarily waive all their rights whatsoever." Finally, "Ducat and Locke token holders agree to indemnify and hold harmless CryptoFed and CryptoFed IDE for all claims arising out of their CryptoFed Participation." *Id.*

CryptoFed's Marketing Materials

[¶31]   CryptoFed's website includes a whitepaper describing its core characteristics, including the economic relationship between Locke and Ducat tokens. The website notes that CryptoFed's open market operations described above "will increase the price of Locke tokens on crypto markets." *Pet.'s Mem. Supp. Mot. Summ. J.,* Ex. 17. In addition, "[t]he more the Ducat economy expands, the more USD-pegged stablecoins will be received for Locke buyback, and the higher the Locke price will be. A virtuous cycle mechanism between Locke price and the expansion of Ducat economy has been designed for a long-term growth and will benefit both Locke and Ducat holders, setting Locke tokens apart from other governance tokens, such as UNI for Uniswap, and MKR for MakerDAO." *Id.*

[¶32]   The website also promotes Locke's utility on the secondary market:

> CryptoFed will use both Ethereum protocol and EOS protocol to create
> Locke and Ducat tokens. Locke and Ducat tokens in Ethereum protocol

can take advantage of its widespread acceptance across the globe for buying, selling, and trading. Locke and Ducat tokens in EOS protocol can take advantage of EOS protocol's transaction speed, scalability and flexibility.

Id.

[¶33]   The secondary market for Locke, which would coincide with Locke's initial allocation, was expected to arise between 2024 and 2027:

> Secondary Market Formation of Locke Tokens: Contributors, at their own discretion and for their own interest, may elect to sell the Locke tokens on centralized or decentralized crypto swaps or exchanges which have national or global reach. The natural result of this activity is the independent formation of a secondary market for Locke tokens.

Id.

[¶34]   The website also distinguishes between its dual token economy and that of Terra Protocol, which "collapsed within three days in May 2022, wiping out the entire valuation of UST and LUNA of $50 billion in total." CryptoFed highlights its two main differences: (1) "new Ducat is primarily created by rewards paid to both consumers and merchants upon the purchasing of goods and services, while new UST was created by swapping LUNA to UST" and (2) "Ducat is a floating exchange rate against USD, while UST was a fixed exchange rate." *Id.*

CROSS MOTIONS FOR SUMMARY JUDGMENT

[¶35]   Both sides moved for summary judgment. The Secretary seeks summary judgment granting him an injunction under the WUSA prohibiting CryptoFed from issuing Locke tokens, while CryptoFed seeks summary judgment declaring that the Locke token is not a security under the WUSA.

[¶36]   As both sides agree on the material facts of the dispute, the two motions cover the same ground and mirror each other: one seeking grant of the injunction, one seeking denial and a declaration. In fact, each side incorporated its motion arguments into its respective responses and its responses into its respective replies. *Resp't's. Resp. to Mot. Summ. J.* (FSX No. 78041082), pg. 1; *Pet's Resp. to Mot. Summ. J.* (FSX No. 78058957), pg. 2; *Resp't's Repl. Supp. Mot. Summ. J.* (FSX No. 78121749), pgs. 1-2; *Pet.'s Repl. Supp. Mot. Summ. J.* (FSX No. 78126652), pg. 1.

The Secretary's Motion

[¶37]   The Secretary argues first that under the WUSA all interests in limited liability companies—even Wyoming DAOs—are by definition investment contracts, making them *per se* securities. *Pet.'s Mem. Supp. Mot. Summ. J.* (FSX No. 77893884), pgs.

14-15. The Secretary bases this argument on the wording of Wyo. Stat. § 17-4-102(a)(xxviii). *Id. See also Pet.'s Resp. to Mot. Summ. J.*, pg. 11.

[¶38]   The Secretary next argues that, regardless, Locke tokens are investment contracts under the WUSA. *Pet.'s Mem. Supp. Mot. Summ. J.*, pgs. 15-22.

[¶39]   The Secretary begins by pointing out that Wyoming's *Howey* test uses more inclusive language than the actual *Howey* case, resulting in a broader definition of securities than federal law (although the Secretary notes that federal precedent is still persuasive, citing *Hardison v. State*, 2022 WY 45, ¶ 11, 507 P.3d 36, 41 (Wyo. 2022)). And under federal precedent, the "entire ecosystem surrounding" the Locke token must be considered. *Pet.'s Mem. Supp. Mot. Summ. J.*, pg. 16.

[¶40]   Considering that ecosystem, the Secretary argues that the Locke token is an investment contract under Wyoming's version of the *Howey* test: (1) an investment (2) in a common enterprise with (3) the expectation of profits primarily from the efforts of others.

[¶41]   First, contributors and merchants earning Locke tokens "free of charge" must invest time and effort, and according to the SEC, "it is well established that cash is not the only form of contribution or investment that will create an investment contract." *Id.* pg. 18.

[¶42]   Second, CryptoFed's token ecosystem constitutes a common enterprise, with both horizontal and vertical commonality represented by that ecosystem: "the interests of Locke token holders, as a group, are unified across the group" and "each Locke token holder's anticipated profits are directly dependent on CryptoFed's success in developing and launching the Locke/Ducat ecosystem." *Id.* (cleaned up).

[¶43]   Third, Locke token holders can expect to profit from CryptoFed's and others' efforts. *Id.* pg. 20. Locke's value comes from its secondary market, according to CryptoFed's marketing materials. *Id.* pg. 21. And that value is driven by the efforts of others because it depends on the launch, development, and expansion of the token's ecosystem, which individual Locke token owners cannot themselves accomplish: in particular, "the primary mechanism that Locke tokens' value will increase is through CryptoFed manipulating the Locke token supply [which] occurs without individual Locke token owners exerting any effort." *Id.* pg. 22.

[¶44]   Finally, the Secretary points out that CryptoFed's Constitution anticipated that Locke tokens would be securities. *Id.* pgs. 22-24. And because Locke tokens are securities, the Secretary concludes that Locke tokens must be registered or meet a statutory exception before being offered for sale or sold in Wyoming. *Id.* pgs. 24-25.

CryptoFed's Motions

Motion Summary Judgment; Motion for Partial Summary Judgment

[¶45] In its cross motion for summary judgment, CryptoFed first incorporates its *Motion for Partial Summary Judgment* of November 21, 2025 and argues that the court no longer has jurisdiction over this case on account of CryptoFed's dissolution. *Resp't's Mem. Supp. Mot. Summ. J.* (FSX No. 77891918), pgs. 8-11.

[¶46] CryptoFed next argues that, failing all three parts of the WUSA's test, Locke tokens are not investment contracts.

[¶47] First, relying on *Sec. & Exch. Comm'n v. Ripple Labs, Inc.*, 682 F. Supp. 3d 308 (S.D.N.Y 2023), CryptoFed suggests that Locke tokens are not investments because recipients of the initial allocation were not to pay money or some tangible or definable consideration to CryptoFed. *Resp't's Mem. Supp. Mot. Summ. J.*, pgs. 12-14. CryptoFed analogizes the Locke recipients' decentralizing, voting, and proposing services as employment and proposes that *International Bhd. of Teamsters. v Daniel*, 439 U.S. 551, 560 (1979) prevents construing such services as an investment. *Id.* CryptoFed also contends that any Locke token sales on the secondary market are irrelevant to the investment analysis here because CryptoFed won't receive any of the proceeds from such sales. *Id.*

[¶48] Second, CryptoFed argues that Locke recipients could not act in a common enterprise because, as a DAO, CryptoFed owes no fiduciary duties to those recipients. CryptoFed contends that this lack of fiduciary duty has effectively severed any fortunes that might have been interwoven between the Locke recipients. *Id.* pgs. 14-15.

[¶49] Third, as to whether Locke recipients would expect profits to be derived primarily from the efforts of others, CryptoFed argues that the decentralizing, voting, and proposing services are performed only by the recipients themselves, so they should not expect profits to come from the efforts of others. *Id.* pgs. 15-16. CryptoFed also raises the lack of a fiduciary duty as evidence that the Locke recipients would not expect the DAO's principals to earn profits on their behalf. *Id.* pgs. 16-17.

[¶50] Finally, CryptoFed argues that, as a DAO, CryptoFed's interests are not *per se* investment contracts under the WUSA. *Id.* pgs. 17-19.

Motion for Exclusion of Evidence of Ducat Token and Leave for Supplemental Briefing about Ducat Token

[¶51] CryptoFed also seeks an order excluding reference to the Ducat token as irrelevant and unduly prejudicial under W.R.E. 402 and 403. (FSX No. 78231859). The request is based upon paragraph 12 of the Secretary's petition, which states: "CryptoFed does not intend to issue the Ducat token until 2027, and therefore the Ducat token is not currently the subject of this petition." According to CryptoFed, this reference prevents any consideration of evidence regarding the Ducat token under *Brimmer*.

[¶52]   CryptoFed later renewed its request, this time seeking additional relief and requesting that the court rule on its original request. (FSX No. 78326419). This second motion sought leave to file a supplemental motion for summary judgment that would focus solely on the two-token system of Locke and Ducat. CryptoFed argues that without the ability to file supplemental briefing, it would "be fundamentally prejudiced, because the Secretary's exclusion of Ducat token in the Petition made it impossible for CryptoFed to include the two-token system of Locke and Ducat in its CryptoFed MSJ dated on December 1, 2025." *Id.* at ¶ 5.

LEGAL STANDARDS

[¶53]   Summary judgment of a claim or defense is appropriate "if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law." W.R.C.P. 56(a). Cross motions for summary judgment are adjudicated independently. *Skyco Res., LLP v. Fam. Tree Corp.*, 2022 WY 72, ¶ 16, 512 P.3d 11, 19 (Wyo. 2022) (citing *White v. Wheeler*, 2017 WY 146, ¶ 39, 406 P.3d 1241, 1251 n.5 (Wyo. 2017) (in turn quoting 10A Wright & Miller, *Fed. Prac. & Proc.*, § 2720 (4th ed. 2016))). In this context, a movant "concedes the absence of a factual issue and the truth of the nonmoving party's allegations only for purposes of his own motion." 10A Wright & Miller, *Fed. Prac. & Proc.* § 2720. Each side "as a movant for summary judgment, bears the burden of establishing that no genuine dispute of material fact exists and that the movant is entitled to a judgment as a matter of law." *Skyco Res.*, ¶ 16, 512 P.3d at 18. If a movant meets that burden, "the opposing party is obligated to respond with materials beyond the pleadings to show a genuine issue of material fact." *Id.* ¶ 15.

[¶54]   The facts presented by the motion are reviewed in a light "most favorable to the party opposing the motion" with the nonmovant receiving "the benefit of all favorable inferences that may fairly be drawn from the record." *Id.* ¶ 14.

LAW

[¶55]   Securities are governed by statutes at both the federal and state levels. At the federal level, the primary statutes are the Securities Act of 1933 and the Securities Exchange Act of 1934, complemented by a myriad of other statutes and regulations. *See generally* 1 Hazen, *Law Sec. Reg.*, ch. 1. Preceding those federal enactments were state statutes commonly known as "blue sky laws." *Id.* Vol. 2, § 8:1. To promote uniformity among the states, the National Conference of Commissioners on Uniform State Laws proposed the Uniform Securities Act in 1956, and proposed updated versions in 1985 and, most recently, in 2002. *Unif. Sec. Act*, prefatory note (Unif. Law Comm'n 2002). All three versions align their definition of a "security" with the definition used under federal securities law. 12 Long, Kaufman, & Wunderlich, *Blue Sky Law,* § 2:1.

The Wyoming Uniform Securities Act (WUSA)

[¶56]   Wyoming adopted the 1956 Uniform Securities Act in 1965 (1965 Wyo. Sess. Laws ch. 160)[2] and the 2002 Uniform Securities Act in 2016 with few changes (2016 Wyo. Sess. Laws ch. 22).

[¶57]   Under the WUSA, offering or selling a security is unlawful unless that security is (1) a federal covered security, (2) exempted from registration under the WUSA, or (3) registered in accordance with the WUSA. Wyo. Stat. § 17-4-301. None of these conditions apply to CryptoFed's Locke tokens. *Pet.'s Mem. Supp. Mot. Summ. J.* pg. 25. If the Locke tokens are securities, therefore, their offer or sale would be unlawful under the WUSA.

Securities Defined

[¶58]   Wyoming's definition of securities first lists "by name or description many documents in which there is common trading for speculation or investment." *See Sec. & Exch. Comm'n v. C. M. Joiner Leasing Corp.*, 320 U.S. 344, 351 (1943). These include:

> a note; stock; treasury stock; security future; bond; debenture; evidence of indebtedness; certificate of interest or participation in a profit-sharing agreement; collateral trust certificate; preorganization certificate or subscription; transferable share; investment contract; voting trust certificate; certificate of deposit for a security; put, call, straddle, option, or privilege on a security, certificate of deposit, or group or index of securities, including an interest therein or based on the value thereof; put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency; or, in general, an interest or instrument commonly known as a 'security'; or a certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

Wyo. Stat. § 17-4-102(a)(xxviii). Several clarifying provisions follow. Wyo. Stat. § 17-4-102(a)(xxviii)(A)-(E). As pertinent here, subsection (xxviii)(E) includes "as an 'investment contract,' among other contracts, an interest in a limited partnership and a limited liability company[.]"

[¶59]   The WUSA's broad definition of security is construed liberally. *Gaudina v. Haberman*, 644 P.2d 159, 165 (Wyo. 1982). The WUSA's reach "does not stop with the obvious and commonplace. Novel, uncommon, or irregular devices, whatever they

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[2] *See generally* George L. Gay, *An Overview of Wyoming Securities Law*, 2 Wyo. L. Rev. 345 (2002); Robert T. Robson, Jr. & Robert H. McCrary, *The Wyoming Uniform Securities Act*, 1 Land & Water L. Rev. 271, 272 (1966).

appear to be, are also reached if it be proved as matter of fact that they were widely offered or dealt in under terms or courses of dealing which established their character in commerce" to fit as investment contracts or as interests commonly known as securities. *Id.* (quoting *Joiner Leasing Corp.*, 320 U.S. 344, 351 (1943)). As such, securities meeting the definition are subject to the WUSA whether that classification has been judicially recognized or not. *Id. at* 166. And the "categories of cases" of securities "are as infinite as the ingenuity of man's search to acquire the money of another for investment or by promotion." *Shepperd v. Boettcher & Co.*, 756 P.2d 182, 188 n.7 (Wyo. 1988). This "flexible" rather than "static" approach to defining securities emphasizes a scheme's "economic reality" and prioritizes substance over form. *Gaudina*, 644 P.2d at 165. On the other hand, not all schemes—even those meeting the *Howey* test—are securities if context requires otherwise.[3]

[¶60]   As a result, "a security does not become excludable because of the type of asset utilized" in a scheme. *Shepperd*, 756 P.2d at 186. And it matters not the "legal terminology in which" an endeavor is "clothed." *SEC v. W.J. Howey Co.*, 328 U.S. 293, 300 (1946)**.** Rather, "the substance of the rights and obligations as documented in offerings, sales material, and defined agreement as the investment" that are "determinative of status as a security under Wyoming law." *Shepperd*, 756 P.2d at 186. Even schemes employing devices that are exempt from securities laws can still be securities. *Id.* at 187 (Wyoming follows *State ex rel. Day v. Petco Oil & Gas, Inc.*, 1977 OK 4, 558 P.2d 1163)). Courts therefore review the "assemblage of rights and obligations" to determine whether a scheme is a security. *Id.* at 188.

[¶61]   Profit-sharing agreements that are intended for private use are not securities. *Foxfield Villa Assocs., LLC v. Robben*, 967 F.3d 1082, 1100 (10th Cir. 2020). In contrast, interests that are "designed to be traded publicly" tend to be securities. *Id.* (citing *Marine Bank v. Weaver*, 455 U.S. 551 (1982)). *See also Unif. Sec. Act*, § 102 cmt. 28 (Unif. Law Comm'n 2002) ("investments in limited partnership interests which are traded on stock exchanges consistently have been held to be investment securities because profits do come substantially from the efforts of others").

[¶62]   The federal securities acts, upon which the uniform act is based, "were designed to protect the American public from speculative or fraudulent schemes of promoters." *Gaudina*, 644 P.2d at 165. Like their federal counterparts, state securities laws "have as their primary purpose the suppression of fraudulent practices and the protection of the public from their own gullibility." *Id.* at 164. Securities laws prevent "scheme[s] to do indirectly what could not be done directly." *Id.* Wyoming precedent generally employs a "broadly protective umbrella" to that end. *Shepperd*, 756 P.2d at 187 n.6. The riskier an endeavor, the more likely it is a security. *Cf. Marine Bank v.*

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[3] *See* Wyo. Stat. § 17-4-102 ("In this act, unless the context otherwise requires"); *Marine Bank v. Weaver*, 455 U.S. 551, 556 (1982) ("The broad statutory definition is preceded, however, by the statement that the terms mentioned are not to be considered securities if 'the context otherwise requires . . . .' Moreover, we are satisfied that Congress, in enacting the securities laws, did not intend to provide a broad federal remedy for all fraud."); *and Shepperd*, 756 P.2d at 188.

Weaver, 455 U.S. 551, 559, (1982) (purchasers of certificates of deposit, being "virtually guaranteed" repayment in full, are without need for protection of securities laws). *See also Shepperd*, 756 P.2d at 184 *and* 1 Hazen, *Law Sec. Reg.*, § 1:80 ("the absence of a parallel regulatory scheme to reduce risk . . . weighs in favor of classifying virtual or crypto currencies as securities."). Courts review the overall agreement to determine its level of risk: "It is in the nature of the agreements by which the rights and obligations are derived that the intrinsic nature and risk of the investment is defined." *Shepperd*, 756 P.2d at 185 n.4.

Investment Contract Defined

[¶63]   The WUSA further defines an "investment contract" to include "an investment in a common enterprise with the expectation of profits to be derived primarily from the efforts of a person other than the investor[.]" Wyo. Stat. § 17-4-102(a)(xxviii)(D). A "common enterprise" in this context "means an enterprise in which the fortunes of the investor are interwoven with those of either the person offering the investment, a third party, or other investors[.]" *Id.* This definition is based on the classic United States Supreme Court case of *SEC v. W.J. Howey Co.*, 328 U.S. 293 (1946). *See Unif. Sec. Act* § 102 (Unif. Law Comm'n 2002). That definition is often divided into three parts. *See Foxfield Villa Assocs., LLC v. Robben*, 967 F.3d 1082, 1090 (10th Cir. 2020) ("We have since deconstructed [*Howey's*] definition into three parts: '(1) an investment, (2) in a common enterprise, (3) with a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.'").

An investment

[¶64]   The WUSA does not define the investment required under the first part of the *Howey* test. Later precedent recognizes that an outlay of cash is not required, however. Goods, services, or any "exchange of value" can qualify. *Uselton v. Com. Lovelace Motor Freight, Inc.*, 940 F.2d 564, 574 (10th Cir. 1991) ("[I]n spite of *Howey's* reference to an 'investment of money,' it is well established that cash is not the only form of contribution or investment that will create an investment contract. Instead, the 'investment' may take the form of 'goods and services' or some other 'exchange of value.'") (cleaned up).

[¶65]   One federal district court addressing cryptocurrency distributions suggested that distributing XRP digital tokens to third parties "as part of Ripple's Xpring initiative to develop new applications for XRP and the XRP Ledger"—in other words, token distributions in exchange for services—could not constitute an investment for purposes of the *Howey* test. *See Sec. & Exch. Comm'n v. Ripple Labs, Inc.*, 682 F. Supp. 3d 308, 330 (S.D.N.Y. 2023) (*Ripple I*). The authoring judge, however, in a later order issued in the same case clarified that the court did not intend to give that impression. *Sec. & Exch. Comm'n v. Ripple Labs, Inc.*, 697 F. Supp. 3d 126, 134 (S.D.N.Y. 2023) (*Ripple II*). Rather, the court in *Ripple II* expressly stated that goods or services could count so long as "the purchaser gave up some tangible and definable consideration." *Id.* The court explained that it had issued summary judgment on the "other distributions" portion of the SEC's petition because the SEC had not shown that grants of XRP to "third parties as part of Ripple's Xpring initiative to develop new applications for XRP and the XRP Ledger" constituted "tangible and definable" consideration to Ripple. *Id.*

[¶66]   Professor Hazen's securities treatise, an earlier version of which was consulted by the Wyoming Supreme Court in *Shepperd*, opines that *Ripple I*'s "questionable" analysis "indicates that [Judge Torres] may have viewed the distribution" to third parties "as a gift rather than a sale. Gifts other than employee bonuses are not generally subject to the securities laws. This is because there has not been a disposition for value as required by the statutory definition of sale." 1 Hazen, *Law Sec. Reg.*, § 1:51 n. 10. But "[i]f the distributions to employees and third parties [in *Ripple*] should [have been] excluded from the securities laws, it should have been on the absence of a sale rather than the nonexistence of a security for the same token that was a security for the other purchasers." *Id.*

[¶67]   The WUSA defines a "sale" to include "every" "disposition of[] a security or interest in a security for value" and an "offer to sell" to include "every attempt or offer to dispose of, or solicitation of an offer to purchase, a security or interest in a security for value." Wyo. Stat. § 17-4-102(a)(xxvi).

[¶68]   Securities regulations do not allow one to do indirectly what cannot be done directly. *Gaudina*, 644 P.2d at 164. As such, even gifted interests can be "sales" for securities purposes when an organization receives a benefit from distribution of those interests: "where the donor of a security derives some real benefit from the purported gift, it will be treated as a sale. Thus, where a gift disperses corporate ownership and thereby helps to create a public trading market it is treated as a sale." *U.S. S.E.C. v. Sierra Brokerage Servs., Inc.*, 608 F. Supp. 2d 923, 940 (S.D. Ohio 2009), *aff'd,* 712 F.3d 321 (6th Cir. 2013) (cleaned up). "In other words, where a gift is followed by widespread downstream sales of those securities, these would-be gifts may be characterized as a subterfuge to evade registration." *Id.*

In a common enterprise

[¶69]   As mentioned above, the WUSA defines a common enterprise as "an enterprise in which the fortunes of the investor are interwoven with those of either the person offering the investment, a third party, or other investors[.]" Wyo. Stat. § 17-4-102(a)(xxviii)(D). The comments to the uniform act clarify that this definition recognizes horizontal commonality, as for example "the pooling of an investment by two or more investors." *Unif. Sec. Act* § 102, cmt. 28 (Unif. Law Comm'n 2002). Horizontal commonality has been found from pooling of assets to create a digital ecosystem to in turn increase value of native tokens.[4]

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[4] *See, e.g., Sec. & Exch. Comm'n v. Terraform Labs Pte. Ltd.*, 684 F. Supp. 3d 170, 195 (S.D.N.Y. 2023) (horizontal communality pleaded when pooled investment used to "develop the Terraform blockchain and represented that these improvements would increase the value of the LUNA tokens themselves.");

[¶70]   This definition also adopts "a more restrictive form of vertical commonality that occurs only when there is profit sharing between two persons even if, for example, one is a conventional investor and one is a promoter." *Id.*

With the expectation of profits to be derived primarily from the efforts of a person other than the investor

[¶71]   Profits under *Howey* "may include, for example, dividends, other periodic payments, or the increased value" of an investment. *S.E.C. v. Edwards*, 540 U.S. 389, 390 (2004). *Howey's* third prong has been met where participants were led to believe that bitcoin traded on exchanges "could 'appreciate in value through speculative trading.'" *Sec. & Exch. Comm'n v. NAC Found., LLC*, 512 F. Supp. 3d 988, 997 (N.D. Cal. 2021).

[¶72]   In Wyoming, an investment that lacks power of management and control indicates an expectation that any return will be derived from the efforts of another. *See Shepperd*, 756 P.2d at 188. A practical lack of control, or a dependence "on the particular expertise of the promoter or manager" that leaves "no reasonable alternative to reliance on that person" to steer an endeavor likewise suggests a security; the investor's influence over the endeavor "may be inadequate to protect him from the dependence on others which is implicit in an investment contract." *Id.* (citations omitted). That status is not decisive, however, and a promoter's retention of exclusive control over the enterprise "is significant to the evidence but not necessarily controlling." *Id.* at 189.[5]

[¶73]   *Shepperd's* discussion of these "factors of management and control" was based on *Williamson v. Tucker*, an "influential case" that recognized a presumption that general partnership interests are not securities. *See* Robert R. Joseph, *Should Interests in Limited Liability Companies Be Deemed Securities?: The Resurgence of*

U.S. Sec. & Exch. Comm'n v. Kik Interactive Inc., 492 F. Supp. 3d 169, 178 (S.D.N.Y. 2020) (horizontal commonality found when investment used to create a digital ecosystem, the success of which would drive demand for cryptocurrency and, consequently, investors' profits); *Audet v. Fraser*, 605 F. Supp. 3d 372, 395 (D. Conn. 2022) (same); *Balestra v. ATBCOIN LLC*, 380 F. Supp. 3d 340, 353 (S.D.N.Y. 2019) (horizontal commonality found where funds "were pooled together to facilitate the launch of the ATB Blockchain, the success of which, in turn, would increase the value of" crypto coins); *and Sec. & Exch. Comm'n v. Telegram Grp. Inc.*, 448 F. Supp. 3d 352, 370 (S.D.N.Y. 2020) (horizontal commonality found where "investors' fortunes are directly tied to the success of [a blockchain] as a whole").

[5] *See also Foxfield Villa*, 967 F.3d at 1091 ("We also note that our decision *in Avenue Capital Management II, L.P. v. Schaden*, 843 F.3d 876 (10th Cir. 2016), governs how we apply *Howey*'s third prong when determining whether LLC ownership interests . . . are investment contracts. *Schaden* directs us to look to whether an investor in the LLC has 'the ability to control the profitability of his investment, either by his own efforts or by majority vote in group ventures.' If he does, then he is not dependent upon the managerial skills of others. Like the *Howey* test from which it derives, though, the *Schaden* analysis is not an all-or-nothing, black-or-white test. Instead, the *Schaden* 'ability to control' test reflects our emphasis on whose efforts were the undeniably *significant* ones, and therefore operates as a sliding scale: the greater the control acquired by the investors in the LLC, the weaker the justification to characterize their investments as investment contracts.") (cleaned up).

Economic Reality in Investment Contract Analysis, 44 Emory L.J. 1591, 1605 (1995). That presumption arises because general partners normally are "given management powers over the enterprise." *Id.* at 1604. Conversely, "limited partners run the risk of losing their limited liability status if they exercise too much control over the day to day operation of the enterprise." *Id.* The presumption therefore does not apply to limited partnership interests, which are usually considered securities. *Id. See also Unif. Sec. Act*, § 102 cmt. 28 (Unif. Lw Comm'n 2002).

[¶74] Here too, substance trumps form. Under *Williamson*, even though general partnership interests are presumed to not be securities, "a general partnership in which some agreement among the partners places the controlling power in the hands of certain managing partners may be an investment contract with respect to the other partners[.]" *Shepperd*, 756 P.2d at 188 (quoting *Fund of Funds, Limited v. Arthur Andersen & Co.*, 545 F.Supp. 1314, 1348 (S.D.N.Y.1982) (in turn quoting *Williamson v. Tucker*, 645 F.2d 404, 422 (5th Cir.)). The *Williamson* "approach" is also employed to analyze whether interests in limited liability companies are securities. *Foxfield Villa*, 967 F.3d at 1092 n.8; *See* Joseph, *Should Interests in Limited Liability Companies Be Deemed Securities?*, 44 Emory L.J. at 1605. It "is ultimately simply a guide to determining whether the partners [or members] expected to depend solely on the efforts of others, thus satisfying the *Howey* test." *S.E.C. v. Shields*, 744 F.3d 633, 645 (10th Cir. 2014) (quoting *S.E.C. v. Merch. Cap., LLC*, 483 F.3d 747, 755 (11th Cir. 2007).

[¶75]   The Tenth Circuit has articulated a six-part test for assessing an LLC interest's "degree of control" over an enterprise. *Foxfield Villa*, 967 F.3d at 1091. The court assesses:

   1. the investors' access to information;
   2. the investors' contractual powers;
   3. the investors' contribution of time and effort to the success of the enterprise;
   4. the adequacy of financing;
   5. the nature of the business risks; and
   6. the level of speculation.

Id. (cleaned up).

[¶76] The first three factors are the heart of the "control" test, and the last three are used solely to confirm whether the first three show an investor's ability to control an enterprise. *Id.*

[¶77] The first factor is "the most significant" because the "principal purpose of the securities acts is to protect investors by promoting full disclosure of information necessary to informed investment decisions." *Id.* (cleaned up).

[¶78] The second factor is also important because "regardless of whose efforts *actually* affected the success or failure of the enterprise, an investor who has the contractual *power* to control the enterprise—even if he chooses not to use that power—has "the sort of influence" that protects him against a dependence on others." *Id.* (cleaned up, emphasis in original).

[¶79]   The third factor "contemplates a practical inability to control the profitability of the investment rather than a voluntary decision not to control it" such as when "the investors' *powers as exercised* are so insubstantial, ineffective, or illusory that the LLC is virtually indistinguishable from a limited partnership, an entity 'which is usually held to be a security.'" *Id.* at 1092.

[¶80]   The remaining factors are less relevant: they "can only confirm whether the LLC interests are investment contracts" but "do not in and of themselves affect whether the investors in the LLC had the ability to control the profitability of their investments." *Id.* at 1093.

[¶81]   Again, "the greater the control acquired by the investors in the LLC, the weaker the justification to characterize their investments as investment contracts." *Id.* "An investor who has the ability to control the profitability of his investment, either by his own efforts or by majority vote in group ventures, is not dependent upon the managerial skills of others." *Ave. Cap. Mgmt. II, L.P. v. Schaden*, 843 F.3d 876, 882 (10th Cir. 2016) (citations omitted). The test is an objective one employed as of the time an LLC's investor acquires its interest "rather than at some later time after the circumstances bearing on control have developed or evolved." *Id.* (cleaned up).

Wyoming DAOs

[¶82]   In 2021, Wyoming recognized the decentralized autonomous organization (or DAO), which is "a limited liability company organized under" Chapter 31 of Title 17 (the DAO supplement). Wyo. Stat. § 17-31-102(a)(ii). *See* 2021 Wyo. Sess. Laws ch. 162, § 1. The "Wyoming Limited Liability Company Act applies to decentralized autonomous organizations to the extent not inconsistent with the provisions" of the DAO supplement. Wyo. Stat. § 17-31-103(a).

[¶83]   DAO's must elect their status under the supplement. A DAO "is a limited liability company whose articles of organization contain a statement that the company is a decentralized autonomous organization" with certain special characteristics described in the statute. Wyo. Stat. § 17-31-104(a). Those characteristics may include defined, reduced, or eliminated fiduciary duties normally owed members of an LLC or restricted transfer of ownership interests or withdrawal from the DAO. Wyo. Stat. § 17-31-104(c). A DAO may characterize its membership interests as digital assets constituting securities as defined by Wyo. Stat. § 17-4-102(a)(xxviii). Wyo. Stat. § 17-31-102(a)(vi).

[¶84]   Wyoming's DAO supplement is expressly built upon Wyoming's Limited Liability Company Act, which allows flexible company formation and operation. *Green-Hunter Energy, Inc. v. W. Ecosystems Tech., Inc.*, 2014 WY 144, ¶ 19, 337 P.3d 454,

461 (Wyo. 2014). Companies may deviate from many of that Act's default rules through the company's operating agreement. Wyo. Stat. § 17-29-110 (company matters governed by the default rules "[t]o the extent the operating agreement does not otherwise provide"). This provision highlights "the primacy of an LLC's operating agreement over the duties in Wyoming's LLC Act." *Mantle v. N. Star Energy & Constr. LLC*, 2019 WY 29, ¶ 145, 437 P.3d 758, 805 (Wyo. 2019). *See also* Mark A. Sargent & Walter D. Schwidetzky, *Limited Liability Company Handbook*, § 1:3 (2008) (quoted by *Mantle*, ¶ 145, 437 P.3d at 805) (noting that business owners forming an LLC may "use the operating agreement to set up the management of the entity pretty much as they please"). The DAO supplement likewise allows its governing documents to adjust the statutory rules for the following: (1) members' standards of conduct, (2) management of the DAO, (3) calculation of membership interests for voting purposes, and (4) the consequences of withdrawal. Wyo. Stat. §§ 17-31-109-11, 13(c).

[¶85]   One way a DAO differs from an LLC is in its obligation to provide information to its members. In a member-managed LLC, members may inspect records relating to—and upon demand the company must generally furnish—"information concerning the company's activities, financial condition and other circumstances which the company knows and is material to the proper exercise of the member's rights and duties[.]" Wyo. Stat. § 17-29-410(a). A DAO, meanwhile, operates on a public blockchain and therefore has no similar duty to disclose information to members:

> To the extent the information is available on an open blockchain, members and dissociated members shall have no right under W.S. 17-29-410 to separately inspect or copy records of a decentralized autonomous organization and the organization shall have no obligation to furnish any information to members or dissociated members concerning the organization's activities, financial condition or other circumstances.

Wyo. Stat. § 17-31-112.

[¶86]   DAO membership interests for voting purposes are by default *pro rata* to the total digital assets contributed to an organization. Wyo. Stat. § 17-31-111(a)(i).

Governance Tokens

[¶87]   Locke is a governance token. *Pet.'s Mem. Supp. Mot. Summ. J.,* Ex. 3, ¶ 3.2. Such tokens "grant governance rights over a project" like CryptoFed. *See Coinbase, Inc. v. Sec. & Exch. Comm'n*, 126 F.4th 175, 183 (3d Cir. 2025). Many governance tokens are freely transferable, although some are not. Kyle Bersani, *Separating Governance Tokens from Securities: How the Utility Token May Fall Short of the Investment Contract*, 43 Cardozo L. Rev. 1305, 1341 n.14 (2022). According to an SEC Report, certain DAO governance tokens can easily satisfy the *Howey* test. *Coinbase*, 126 F.4th at 183. The subject of that report, "The DAO," had "raised money by exchanging ether for special-purpose tokens" which in turn "promised future profits resulting from projects undertaken by the DAO." *Id.*

Interests in DAOs as Securities *Per Se*

[¶88]   By Wyoming statute, an investment contract also includes "among other contracts, an interest in a limited partnership and a limited liability company and an investment in a viatical settlement or similar agreement." Wyo. Stat. § 17-4-102(a)(xxviii)(E). According to the Uniform Act's comments, an interest in a limited liability company is not necessarily a security: subsection (E) "is consistent with state and federal securities laws which have recognized interests in limited liability companies and limited partnerships in some circumstances as 'securities,' . . . when consistent with the court decisions interpreting the investment contract concept." *Unif. Sec. Act*, § 102, cmt. 28 (Unif. Law Comm'n 2002). In other words, an LLC interest must meet the test for an investment contract to be considered a security.[6] The court finds this official comment particularly instructive here, where the Wyoming legislature adopted subsection (xxviii)(E) of the uniform act verbatim. *Cf. Gaudina*, 644 P.2d 159, 167 (Wyo. 1982) (legislature's change of language in WUSA is analogous to statutory amendment; in both cases, change is presumed intentional).

[¶89]   In addition, had the uniform act's drafters or our legislature intended all LLC interests to be securities *per* se, they could have added LLC interests to the list of Wyo. Stat. § 17-4-102(a)(xxviii). *See Joiner*, 320 U.S. at 351 ("Instruments may be included within any of these definitions, as matter of law, if on their face they answer to the name or description.").[7] Instead, those interests were added "as an 'investment contract'"—a term defined in the statute—in subsection (xxviii)(E). The court must presume that choice was intentional. *Monaghan Farms, Inc. v. Bd. of Cnty. Commissioners of Albany Cnty.*, 2023 WY 31, ¶ 24, 527 P.3d 1195, 1206 (Wyo. 2023) (courts must construe statutes "as a whole, giving effect to every word, clause, and sentence"). And in fact, the Wyoming legislature altered the uniform act's version of subsection (xxviii)(D), adding the phrase "as an 'investment contract'" and thereby linking those interests listed in subsection (xxviii)(E) to the *Howey* test framed in subsection (xxviii)(D). *See Landreth Timber Co. v. Landreth*, 471 U.S. 681, 691 (1985) ("[T]he *Howey* economic reality test was designed to determine whether a particular

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[6] *See* 12 Long, Kaufman, and Wunderlich, *Blue Sky Law*, § 2:1 ("The 2002 Act sought to make express that certain investment vehicles—interests in limited liability companies, limited liability partnerships, or viatical settlements—certainly can be securities under the blue sky law. To determine whether those interests are interests in securities, the 2002 Act explicitly endorses an analysis as to whether those interests are 'investment contracts.'").

[7] *But see Reves v. Ernst & Young*, 494 U.S. 56, 62–63 (1990) ("We made clear in *Landreth Timber* that stock was a special case, explicitly limiting our holding to that sort of instrument. Although we refused finally to rule out a similar *per se* rule for notes, we intimated that such a rule would be unjustified. Unlike 'stock,' we said, 'note' may now be viewed as a relatively broad term that encompasses instruments with widely varying characteristics, depending on whether issued in a consumer context, as commercial paper, or in some other investment context. While common stock is the quintessence of a security, and investors therefore justifiably assume that a sale of stock is covered by the Securities Acts, the same simply cannot be said of notes, which are used in a variety of settings, not all of which involve investments. Thus, the phrase 'any note' should not be interpreted to mean literally 'any note,' but must be understood against the backdrop of what Congress was attempting to accomplish in enacting the Securities Acts.") (internal citations omitted) (cleaned up).

instrument is an 'investment contract,' not whether it fits within any of the examples listed in the statutory definition of 'security.'").

Enforcement Proceedings

[¶90] The Secretary of State administers the WUSA and has investigative and subpoena powers to aid its enforcement. Wyo. Stat. § 17-4-601, 602. The Secretary may also "provide interpretative opinions or issue determinations" that he "will not institute a proceeding or an action" to punish proposed conduct that he determines will not violate the WUSA. Wyo. Stat. § 17-4-605(d). In the alternative, he may institute a civil action to enforce the WUSA. Wyo. Stat. § 17-4-603.

[¶91] The WUSA allows a permanent injunction "on a proper showing[.]" Wyo. Stat. § 17-4-603(b)(i). The phrase *on a proper showing* has a settled meaning in federal securities law, and the Uniform Securities Act points to federal law for guidance. *See Unif. Sec. Act*, § 603 cmt. 3 (Unif. Law Comm'n 2002) (citing the Securities Act of 1933 Section 20(b)). The Wyoming Supreme Court looked to federal precedent in *Gaudina* and *Shepperd*, its two securities cases. Accordingly, civil enforcement under the WUSA requires only "proof that a person is engaged in or is about to engage in a substantive violation of" its terms. *U.S. Sec. & Exch. Comm'n v. Reven Holdings, Inc.*, No. 1:22-CV-03181-DDD-KLM, 2024 WL 1675677, at *2 (D. Colo. Mar. 29, 2024) (quoting *Aaron v. SEC*, 446 U.S. 680, 700-01 (1980)).

[¶92] For a securities injunction, "the traditional four-factor test for a preliminary injunction does not apply[.]" *Reven Holdings, Inc.* at *2. *Cf. Winney v. Jerup*, 2023 WY 113, ¶ 25, 539 P.3d 77, 84 (Wyo. 2023) (traditional showing of irreparable injury coupled with no adequate remedy at law inapplicable to injunctions seeking to enforce restrictive covenants); *Bd. of Cnty. Commissioners of Teton Cnty., Wyoming v. Crow*, 2006 WY 45, ¶ 14, 131 P.3d 988, 993 (Wyo. 2006) ("A municipality does not have to show irreparable injury where it is authorized to seek a statutory injunction to enjoin a zoning ordinance violation.") (citations omitted). Under Wyo. Stat. § 17-4-603(b)(i), then, petitioner is due a permanent injunction if it has shown that, when it filed its petition, CryptoFed was about to offer unregistered securities for sale. The traditional equitable showing of irreparable harm and a lack of a sufficient remedy at law is not required.

ANALYSIS

Ducat tokens are part of the economic reality at issue.

[¶93] CryptoFed seeks exclusion of all evidence relating to Ducat, but it is "the substance of the rights and obligations as documented in offerings, sales material, and defined agreement as the investment" that are "determinative of status as a security under Wyoming law." *Shepperd*, 756 P.2d at 186. The Secretary does not seek an injunction preventing issuance of Ducat here, but that did not make it "impossible"

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for CryptoFed to address Ducat in its December 1, 2025 motion for summary judgment. On the contrary, the Secretary's petition expressly alleged that Ducat tokens owners would be in a common enterprise with Locke token owners—the second part of the *Howey* test. When assessing whether an endeavor is an investment contract, the court must consider "economic reality" and prioritize substance over form. *Gaudina*, 644 P.2d at 165. It was therefore appropriate for CryptoFed to address—short of supplemental briefing—whether Ducat tokens played a part in the economic reality of Locke tokens.

The court has already found two mootness exceptions applicable.

[¶94] The court summarily denies CryptoFed's incorporated motion for partial summary judgment under the law of the case. *BTU W. Res., Inc. v. Berenergy Corp.*, 2019 WY 57, ¶ 26, 442 P.3d 50, 58 (Wyo. 2019) (the "court's decision on an issue of law made at one stage of a case becomes a binding precedent to be followed in successive stages of the same litigation"). The court's *Order Denying Motion to Dismiss Petition for Permanent Injunction as Moot* of November 24, 2025 fully addressed CryptoFed's arguments. The incorporated motion focused on standing, but as the court noted in its earlier order, mootness "represents *the time element of standing* by requiring that the interests of the parties which were originally sufficient to confer standing persist throughout the duration of the suit." *Conrad v. Uinta Cnty. Republican Party*, 2023 WY 46, ¶ 8, 529 P.3d 482, 487 n.3 (Wyo. 2023) (citations omitted) (emphasis added). The order also addressed the *Brimmer* test for prudential standing through the mootness doctrine; although the case was mooted by CryptoFed's dissolution, two exceptions applied. *Ord. Den. Mot. to Dism.*, pgs. 7-9.

Not all membership interests in LLCs are securities.

[¶95] The Secretary argues that Wyo. Stat. § 17-4-102(a)(xxviii)(E) makes all LLC interests securities *per se*. And since CryptoFed is a DAO, which is an instance of an LLC, it is therefore a security. As described above, the court finds that to be securities, interests in limited liability companies—and therefore DAOs—must qualify under the *Howey* test articulated in § 17-4-102(a)(xxviii)(D). The court disagrees that Wyoming statute makes interests in LLCs or DAOs securities *per se*.

Locke tokens are investment contracts under the *Howey* test.

[¶96] Applying Wyoming's version of the *Howey* test, the court concludes that CryptoFed's Locke tokens are investment contracts.

An investment

[¶97] Locke tokens can be (1) obtained through their initial allocation, (2) "earned by providing services and goods to CryptoFed" or (3) "purchased either through refundable auctions or on crypto exchange markets." *Pet.'s Mem. Supp. Mot. Summ. J., Ex. 3*, ¶ 15.3. The latter two methods require an investment of goods and services or an outlay of cash, which are investments under the *Howey* test. *Uselton*, 940 F.2d at 574.

[¶98]   Those Locke tokens obtained through CryptoFed's planned initial allocation are likewise investments. CryptoFed candidly acknowledges that Locke token holders, in receiving their tokens, will perform "one of the most indispensable services" on CryptoFed's behalf. Thus, unlike in *Ripple*, the granting of Locke tokens to third parties as part of CryptoFed's initiative to develop its new monetary system constitutes "tangible and definable" consideration received by CryptoFed. *Cf. Ripple Labs,* 697 F. Supp. at 134.[8]

In a common enterprise

[¶99]   Locke tokens are an enterprise in which the fortunes of their holders are interwoven with those of other holders. Horizontal commonality exists from the pooling of the holders' investments aimed at creating a digital ecosystem that will in turn increase the value of their tokens. As such, the court need not determine whether vertical commonality exists here; the WUSA requires only one or the other. Wyo. Stat. § 17-4-102 ("a 'common enterprise' means an enterprise in which the fortunes of the investor are interwoven with those *of either* the person offering the investment, a third party, *or* other investors") (emphasis added).

[¶100]   CryptoFed argues that a DAO's members' lack of a fiduciary duty to each other severs any fortunes that might have been interwoven amongst the DAO's members. CryptoFed does not explain why it believes that fortunes are only interwoven through fiduciary relationships. As noted above, horizontal commonality can arise from the pooling of assets to create a digital ecosystem that will in turn increase value of native tokens. Holders of those tokens owe no fiduciary duties to each other, yet their economic interests or fortunes are interwoven.

[¶101]   Locke token holders are involved in a common enterprise as that term is defined in the WUSA.

With the expectation of profits to be derived primarily from the efforts of a person other than the investor

[¶102]   Locke token holders should objectively expect to derive profits on account of holding them. CryptoFed advertises that an important feature of Locke tokens is their anticipated increase in value and their ability to be traded on the secondary market without any permission required from the organization. In other words, along with its governance utility, Locke was designed to be traded publicly. And CryptoFed

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[8] Although not raised by the parties, the court agrees with Professor Hazen that *Ripple*'s excluding some of XRP's initial offerings from the definition of securities could have been driven by Judge Torres's belief that XRP was being gifted rather than sold. Either way, CryptoFed's "free of charge" initial allocations of Locke tokens would be sales because they would help create a public trading market. *Sierra Brokerage*, 608 F. Supp. 2d at 940.

advertises actively enhancing Locke's value: its use in open market operations to stabilize Ducat "will increase the price of Locke tokens on crypto markets." *Pet. Mem. Supp. Mot. Summ. J.,* Ex. 17. That increased value is a profit under the third part of the *Howey* test. *Edwards*, 540 U.S. at 390.

[¶103]   And such profits would come primarily from the efforts of persons other than an individual Locke token holder. Upon acquisition of their tokens, Locke holders will not be well positioned to control the profitability of their investments. The court considers tenth circuit guidance on the issue persuasive. The "heart" of assessing an LLC ownership interest's "degree of control" over an enterprise looks to its investors' access to information, contractual powers, and contribution of time and effort to the success of the enterprise. *Foxfield Villa*, 967 F.3d at 1091.

[¶104]   Locke holders will eventually have no right (or need) to access organization-sensitive information in light of Wyo. Stat. § 17-31-112. But the test for whether those holders can control the profitability of their investment depends on whether they have a right to information at the time of their token acquisition. *Id.* at 1093. For now, any potential investor in CryptoFed is beholden to its development team for information necessary to decide whether to invest in CryptoFed. Only the development team will know to what extent CryptoFed's token economy has been adopted by others; according to CryptoFed's constitution, one significant driver of Locke's profitability is mass adoption of the CryptoFed token economy. *Pet.'s Mem. Supp. Mot. Summ. J., Ex.* 3, ¶ 14.6.

[¶105]   Likewise, until mass adoption and decentralization, Locke holders are not contractually empowered to determine the profitability of their investment. Instead, they will be at the mercy of others (in particular, the development team, but also other adopters) for the development of CryptoFed's token economy.

[¶106]   Although Locke tokens come with the ability to vote on CryptoFed's affairs, the capped influence of each particular Locke token holder—able to exercise no more than 2% of the outstanding voting shares—leaves each without any practical control over the endeavor. The individual is inadequately protected from dependence on the collective, or in some instances, on a smart contract. Although predominantly managed by its members (with certain aspects of the organization algorithmically managed), CryptoFed's voting powers are so decentralized that members have significantly limited ability to control the profitability of their investments. That is particularly true during the decentralization process described in paragraph 17.1 of the CryptoFed constitution. At first, an individual Locke holder's voting power will be substantially outweighed by the voting power of the founding team, against whom Locke holders have no legal recourse in light of ¶ 4.8.[9] Such holders are those whom the securities laws aim to protect. *Shepperd*, 756 P.2d at 188.

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[9] CryptoFed also argues that a DAO's principals' lack of a fiduciary duty to its members shows that investors would not expect the DAO's principals to earn profits on their behalf. This argument assumes

[¶107]   The remaining *Foxfield Villa* factors confirm that assessment. CryptoFed's whitepaper describes the catastrophic downfall of similarly situated Terra Protocol, which "collapsed within three days in May 2022, wiping out the entire valuation of UST and LUNA of $50 billion in total." Of course, CryptoFed has different characteristics and may well fare better. But over ten percent of the whitepaper describes how CryptoFed plans to fare better, evidencing that its endeavor is similar and subject to severe risk. For that reason, the context does not otherwise require a finding that Locke tokens are not securities.

CryptoFed was preparing to offer Locke tokens for sale when the Secretary brought his petition.

[¶108]   As described in the court's *Order Denying Motion to Dismiss* of May 16, 2025 (FSX No. 76290273), the parties began communicating about whether Locke tokens were securities at the latest in December 2023. By the terms of CryptoFed's constitution, the initial allocation of Locke tokens was to begin in September of 2024. *Compare Pet.'s 56.1 Stat.*, ¶ 3. *Resp't's 56.1 Stat.*, ¶ 6 *and Pet.'s Mem. Supp. Mot. Summ. J.*, at Ex. 3, ¶ 17.1. In addition, CryptoFed's marketing materials evidence a plan to begin initial allocation and development of the secondary market of Locke tokens starting in Q4 of 2024. *Pet.'s Mem. Supp. Mot. Summ. J., Ex.* 17. As a result, the Secretary has made a proper showing that CryptoFed was preparing to engage in a substantive violation of the WUSA—namely offering to sell unregistered securities—at the time of the Secretary's December 2024 petition.

<center>CONCLUSION AND ORDERS</center>

[¶109]   Locke tokens, as interests in a Wyoming DAO that qualify as investment contracts under Wyo. Stat. § 17-4-102(a)(xxviii)(E), are securities that may not be lawfully offered to the public for sale without first being registered in accordance with the WUSA.

[¶110]   The Secretary has shown that CryptoFed was about to engage in a substantive violation of the WUSA and is therefore entitled to a permanent injunction prohibiting CryptoFed from offering for sale or from selling unregistered Locke tokens. The Secretary's request for that injunction is **GRANTED**, and the court issues summary judgment in the Secretary's favor. For the foregoing reasons, CryptoFed and its members, officers, and agents are **ENJOINED** from selling, or offering for sale, Locke tokens without meeting one of the conditions in Wyo. Stat. § 17-4-301.

[¶111]   Because Locke tokens are securities under Wyoming law, CryptoFed's cross motion requesting summary judgment in its favor is **DENIED**.

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that investors should only expect profits from the efforts of a fiduciary. On the contrary, promoters of securities need not have a fiduciary relationship with their investors. If anything, the lack of a fiduciary duty makes an endeavor riskier for the investor, favoring classification as a security. *Gaudina*, 644 P.2d at 164; *Shepperd*, 756 P.2d at 184-5.

[¶112]   CryptoFed's requests for exclusion of evidence about Ducat and for leave to file supplemental briefing solely focusing on the two-token system of Locke and Ducat are **DENIED**. CryptoFed's request for partial summary judgment seeking dismissal on account of CryptoFed's dissolution is **DENIED**. The Secretary's motion in limine seeking exclusion of testimony by Secretary Gray and Joe Rubino is **DENIED** as moot.

[¶113]   The trial set to begin on March 16, 2026 is **VACATED**.

SO ORDERED.

DATED: March 6, 2026   /s/Benjamin M. Burningham
                                             CHANCERY COURT JUDGE*

* Sitting by assignment under Wyo. Stat. § 5-3-112 by an Order of Assignment dated Mar. 25, 2025 (FSX No. 75933632).